Exhibit 99.1

Weibo Reports Third Quarter 2022 Unaudited Financial Results

BEIJING, China – November 17, 2022 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

“We had solid execution of operating efficiency improvement in the third quarter,” said Gaofei Wang, CEO of Weibo. “In the third quarter, our user community and engagement remained solid, as we continued to improve operation efficiency on the user front. As our business entered into a gradual recovery trajectory, we continued to optimize cost structure to improve operating efficiency and cash generation capability, aiming to remain competitive in the long-run.”

Third Quarter 2022 Highlights

•	Net revenues were $453.6 million, a decrease of 25% year-over-year or a decrease of 20% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were $393.4 million, a decrease of 27% year-over-year.
•	Value-added services (“VAS”) revenues were $60.1 million, a decrease of 14% year-over-year.
•	Income from operations was $123.2 million, representing an operating margin of 27%.
•	Net loss attributable to Weibo’s shareholders was $17.1 million and diluted net loss per share was $0.07.
•	Non-GAAP income from operations was $162.1 million, representing a non-GAAP operating margin of 36%.
•	Non-GAAP net income attributable to Weibo’s shareholders was $119.0 million and non-GAAP diluted net income per share was $0.50.
•	Monthly active users (“MAUs”) were 584 million in September 2022, a net addition of approximately 11 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.
•	Average daily active users (“DAUs”) were 253 million in September 2022, a net addition of approximately 5 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2022 had been the same as it was in the third quarter of 2021, or RMB6.46=US$1.00.

Third Quarter 2022 Financial Results

For the third quarter of 2022, Weibo’s total net revenues were $453.6 million, a decrease of 25% compared to $607.4 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2022 were $393.4 million, a decrease of 27% compared to $537.6 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $378.4 million, a decrease of 27% compared to $516.8 million for the same period last year. The decrease was primarily due to weak advertising demand amid macro headwinds and disruptions from COVID-19 resurgence in mainland China, as well as unfavorable foreign exchange impact on a year-over-year basis.

VAS revenues for the third quarter of 2022 were $60.1 million, a decrease of 14% year-over-year compared to $69.8 million for the same period last year. The decrease of VAS revenues was mainly due to less revenue contribution from membership service.

Costs and expenses for the third quarter of 2022 totaled $330.3 million, a decrease of 16% compared to $394.4 million for the same period last year. As the Company further implemented efficiency initiatives to optimize its cost structure and improve operating efficiency, all components of costs and expenses decreased on a year-over-year basis.

Income from operations for the third quarter of 2022 was $123.2 million, compared to $213.0 million for the same period last year. Operating margin was 27%, compared to 35% last year. Non-GAAP income from operations was $162.1 million, compared to $248.7 million for the same period last year. Non-GAAP operating margin was 36%, compared to 41% last year.

Non-operating loss for the third quarter of 2022 was $120.4 million, compared to an income of $0.2 million for the same period last year. Non-operating loss for the third quarter of 2022 mainly included (i) a $91.5 million net loss from fair value change of investments in Didi Global Inc. and INMYSHOW Digital Technology (Group) Co., Ltd. (SHH: 600556), which was excluded under non-GAAP measures; (ii) a $14.6 million investment related impairment, which was excluded under non-GAAP measures; and (iii) a $14.5 million net interest and other loss.

Income tax expenses were $19.8 million, compared to $31.4 million for the same period last year.

Net loss attributable to Weibo’s shareholders for the third quarter of 2022 was $17.1 million, compared to an income of $181.7 million for the same period last year. Diluted net loss per share attributable to Weibo’s shareholders for the third quarter of 2022 was $0.07, compared to diluted net income per share attributable to Weibo’s shareholders of $0.78 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the third quarter of 2022 was $119.0 million, compared to $209.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2022 was $0.50, compared to $0.90 for the same period last year.

As of September 30, 2022, Weibo’s cash, cash equivalents and short-term investments totaled $3.0 billion. For the third quarter of 2022, cash provided by operating activities was $74.0 million, capital expenditures totaled $4.6 million, and depreciation and amortization expenses amounted to $13.2 million.

Share Repurchase Program

The Company announced in March 2022 that its board of directors has authorized a share repurchase program under which the Company may repurchase up to $500 million of its American depositary shares (“ADSs”) over the next 12 months, ending on March 31, 2023. As of September 30, 2022, approximately 3.1 million ADSs had been repurchased under this program for a total cost of $57.7 million.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on November 17, 2022 (or 7:00 PM to 8:00 PM Beijing Time on November 17, 2022) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BIffdf69efe5064f169d617b509bd74ee9

Additionally, a live and archived webcast of this conference call will available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; the continued impact of the COVID-19 pandemic on the Company’s operations and on general economic conditions; risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising; risks associated with unrest, terrorist threats and the war in Ukraine and the associated global effects; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2022	2021	2022	2022	2021
Net revenues:
Advertising and marketing	$393,426	$537,620	$385,559	$1,206,106	$1,429,969
Value-added services	60,134	69,814	64,593	182,228	210,827
Net revenues	453,560	607,434	450,152	1,388,334	1,640,796
Costs and expenses:
Cost of revenues (1)	94,383	102,978	95,314	294,498	275,296
Sales and marketing (1)	113,619	140,839	115,512	354,442	439,207
Product development (1)	97,025	118,821	106,403	315,862	316,806
General and administrative (1)	25,322	31,747	28,809	93,358	94,597
Impairment of intangible assets	-	-	10,176	10,176	-
Total costs and expenses	330,349	394,385	356,214	1,068,336	1,125,906
Income from operations	123,211	213,049	93,938	319,998	514,890
Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(105,901)	646	(25,676)	(309,527)	(134,368)
Interest and other income (loss), net	(14,460)	(489)	(21,721)	(21,765)	24,489
	(120,361)	157	(47,397)	(331,292)	(109,879)

Income (loss) before income tax expenses	2,850	213,206	46,541	(11,294)	405,011
Income tax expenses	(19,760)	(31,405)	(17,502)	(48,978)	(93,260)

Net income (loss)	(16,910)	181,801	29,039	(60,272)	311,751
Less: Net income (loss) attributable to non-controlling interests	227	63	739	(3,911)	(835)
Net income (loss) attributable to Weibo's shareholders	$(17,137)	$181,738	$28,300	$(56,361)	$312,586
Basic net income (loss) per share attributable to Weibo's shareholders	$(0.07)	$0.79	$0.12	$(0.24)	$1.37
Diluted net income (loss) per share attributable to Weibo's shareholders	$(0.07)	$0.78	$0.12	$(0.24)	$1.36
Shares used in computing basic net income (loss) per share attributable to Weibo's shareholders	235,894	228,675	235,521	235,543	228,185
Shares used in computing diluted net income (loss) per share attributable to Weibo's shareholders	235,894	237,183	237,025	235,543	229,765

(1) Stock-based compensation in each category:
Cost of revenues	$2,544	$2,450	$2,716	$7,597	$5,690
Sales and marketing	5,107	4,700	5,502	15,224	10,249
Product development	14,424	11,047	16,760	44,520	29,260
General and administrative	7,749	6,840	6,483	20,995	16,059

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	September 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,758,901	$2,423,703
Short-term investments	201,356	711,062
Accounts receivable, net	488,837	723,089
Prepaid expenses and other current assets	409,639	450,726
Amount due from SINA(1)	485,845	494,200
Current assets subtotal	4,344,578	4,802,780

Property and equipment, net	57,922	68,396
Goodwill and intangible assets, net	242,223	297,335
Long-term investments	988,532	1,207,651
Other non-current assets	1,194,375	1,143,360
Total assets	$6,827,630	$7,519,522

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$158,871	$197,643
Accrued expenses and other current liabilities	632,779	828,952
Deferred revenues	86,940	91,136
Income tax payable	84,912	144,747
Convertible debt	899,647	896,541
Current liabilities subtotal	1,863,149	2,159,019

Long-term liabilities:
Unsecured senior notes	1,540,142	1,538,415
Other long-term liabilities	119,151	134,068
Total liabilities	3,522,442	3,831,502

Redeemable non-controlling interests	69,637	66,622

Shareholders’ equity :
Weibo shareholders’ equity	3,214,804	3,593,821
Non-controlling interests	20,747	27,577
Total shareholders’ equity	3,235,551	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,827,630	$7,519,522

(1) Included short-term loans to and interest receivable from SINA of $450.5 million as of September 30, 2022 and $479.6 million as of December 31, 2021.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2022	2021	2022	2022	2021
Income from operations	$123,211	$213,049	$93,938	$319,998	$514,890
Add: Stock-based compensation	29,824	25,037	31,461	88,336	61,258
Amortization of intangible assets resulting from business acquisitions	4,381	5,478	4,895	15,027	14,873
Non-cash compensation cost to non-controlling interest shareholders	4,689	5,140	4,824	15,587	18,420
Impairment of intangible assets	-	-	10,176	10,176	-
Non-GAAP income from operations	$162,105	$248,704	$145,294	$449,124	$609,441

Net income (loss) attributable to Weibo's shareholders	$(17,137)	$181,738	$28,300	$(56,361)	$312,586
Add: Stock-based compensation	29,824	25,037	31,461	88,336	61,258
Amortization of intangible assets resulting from business acquisitions	4,381	5,478	4,895	15,027	14,873
Non-cash compensation cost to non-controlling interest shareholders	4,689	5,140	4,824	15,587	18,420
Impairment of intangible assets	-	-	10,176	10,176	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	105,901	(646)	25,676	309,527	134,368
Non-GAAP to GAAP reconciling items on the share of equity method investments	(3,503)	(1,715)	8,571	2,414	(10,881)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(154)	(233)	(278)	(5,063)	(72)
Tax effects on non-GAAP adjustments(1)	(6,605)	(6,856)	(5,541)	(22,917)	(12,356)
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,611	1,611	4,833	4,834
Non-GAAP net income attributable to Weibo's shareholders	$119,007	$209,554	$109,695	$361,559	$523,030
Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.50 *	$0.90 *	$0.46 *	$1.52 *	$2.25 *
Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo's shareholders	235,894	237,183	237,025	235,543	229,765
Add: The number of shares for dilution resulted from convertible debt(2)	6,753	-	6,753	6,753	6,753
The number of shares for dilution resulted from unvested restricted share units(2)	1,550	-	-	1,167	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	244,197	237,183	243,778	243,463	236,518
Adjusted EBITDA:
Net income (loss) attributable to Weibo's shareholders	$(17,137)	$181,738	$28,300	$(56,361)	$312,586
Non-GAAP adjustments	136,144	27,816	81,395	417,920	210,444
Non-GAAP net income attributable to Weibo's shareholders	119,007	209,554	109,695	361,559	523,030
Interest income, net	(8,896)	(701)	(8,443)	(28,325)	(8,488)
Income tax expenses	26,365	38,261	23,043	71,895	105,616
Depreciation expenses	8,268	8,141	8,616	25,614	24,254
Adjusted EBITDA	$144,744	$255,255	$132,911	$430,743	$644,412

(1)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.
(2)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2022	2021	2022	2022	2021
Net revenues
Advertising and marketing
Non-Ali advertisers	$378,378	$516,818	$361,831	$1,141,405	$1,335,901
Alibaba - as an advertiser	15,048	20,802	23,728	64,701	94,068
Subtotal	393,426	537,620	385,559	1,206,106	1,429,969
Value-added services	60,134	69,814	64,593	182,228	210,827
	$453,560	$607,434	$450,152	$1,388,334	$1,640,796